12 February 2026

RESULTS FOR THE YEAR TO 31 DECEMBER 2025

RELX, the global provider of information-based analytics and decision tools, reports results for 2025 and provides outlook for another year of strong growth in 2026.

2025 highlights

➢
Revenue £9,590m (£9,434m), underlying growth +7%
➢
Adjusted operating profit £3,342m (£3,199m), underlying growth +9%
➢
Adjusted EPS 128.5p (120.1p), constant currency growth +10%
➢
Reported operating profit £3,027m (£2,861m)
➢
Reported EPS 112.6p (103.6p)
➢
Proposed full year dividend 67.5p (63.0p)
➢
Net debt/EBITDA 2.0x; adjusted cash flow conversion 99%
➢
Completed five acquisitions for a total consideration of £270m
➢
Completed £1,500m share buyback

2026 outlook

➢
We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong underlying revenue and profit growth and strong new sales in 2025: continued strong growth in Risk; good growth with improving momentum in Scientific, Technical & Medical; a further step up in growth in Legal; and strong ongoing growth in Exhibitions.”

“Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers. We develop these products by leveraging deep customer understanding to combine our unique content and comprehensive data sets with advanced technologies.”

“The continued evolution of artificial intelligence is enabling us to add more value to our customers, as we embed additional functionality in our products, and to develop and launch products at a faster pace, while continuing to manage cost growth below revenue growth. This evolution has been a key driver of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.”

ENQUIRIES:	Paul Sullivan (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX 2025 | Results 2

Operating and financial review

Revenue £9,590m (£9,434m); underlying growth +7%.

Adjusted operating profit £3,342m (£3,199m); underlying growth +9%: Continuous process innovation to manage cost growth below revenue growth led to an improvement in the group adjusted operating margin to 34.8% (33.9%).

Reported operating profit £3,027m (£2,861m): Reported operating profit includes amortisation of acquired intangible assets of £248m (£258m).

Adjusted profit before tax £3,059m (£2,903m): The adjusted net interest expense was £283m (£296m). The average interest rate on gross debt was 3.9% (4.4%).

Reported profit before tax £2,750m (£2,557m). Reported net interest was £286m (£298m).

Tax: The adjusted tax charge was £688m (£652m). The adjusted effective tax rate was 22.5% (22.5%). The reported tax charge was £672m (£613m).

Adjusted EPS 128.5p (120.1p); constant currency growth +10%.

Reported EPS 112.6p (103.6p).

Dividend: We are proposing a full year dividend of 67.5p (63.0p), an increase of +7%.

Portfolio development: In 2025 we completed five acquisitions for a total consideration of £270m, and two small disposals.

Net debt/EBITDA 2.0x (1.8x): Net debt at 31 December 2025 was £7,201m (£6,563m). EBITDA was £3,846m (£3,724m). Adjusted cash flow conversion was 99% (97%).

Share buybacks: We deployed £1,500m on share buybacks in 2025. In recognition of our strong financial position and cash flow we intend to deploy a total of £2,250m on share buybacks in 2026, of which £250m has already been completed.

Corporate responsibility: We performed well on our corporate responsibility priorities in 2025, on our unique contributions to society, and on our key metrics. Our performance was again recognised by external agencies: RELX achieved a AAA MSCI rating for a tenth consecutive year, ranked in the top 1% of over 14,700 companies globally by Sustainalytics, and was included in the S&P Global Sustainability Yearbook.

RELX 2025 | Results 3

Operating and financial review

RELX FINANCIAL SUMMARY

	Year ended 31 December
Adjusted figures	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	9,434	9,590	+2%	+4%	+7%
EBITDA	3,724	3,846
Operating profit	3,199	3,342	+4%	+7%	+9%
Operating margin	33.9%	34.8%
Net interest expense	(296)	(283)
Profit before tax	2,903	3,059
Tax charge	(652)	(688)
Net profit attributable to shareholders	2,241	2,358
Cash flow	3,101	3,301
Cash flow conversion	97%	99%
Return on invested capital	14.8%	15.4%
Earnings per share	120.1p	128.5p	+7%	+10%

Dividend	2024	2025	Change in GBP
Ordinary dividend per share	63.0p	67.5p	+7%

Reported figures	2024 GBPm	2025 GBPm	Change in GBP
Revenue	9,434	9,590	+2%
Operating profit	2,861	3,027	+6%
Net interest expense	(298)	(286)
Profit before tax	2,557	2,750
Tax charge	(613)	(672)
Net profit attributable to shareholders	1,934	2,065
Net margin	20.5%	21.5%
Cash generated from operations	3,521	3,735
Net debt	6,563	7,201
Earnings per share	103.6p	112.6p	+9%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue and exhibition cycling. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding. Reconciliations of alternative performance measures are provided on pages 31 and 32.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

RELX 2025 | Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	Year ended 31 December
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
REVENUE
Risk	3,336	3,485	+4%	+7%	+8%
Scientific, Technical & Medical	2,624	2,714	+3%	+5%	+5%
Legal	1,718	1,806	+5%	+8%	+9%
Exhibitions	1,239	1,186	-4%	-2%	+8%
Print & print-related activities	517	399
RELX Group	9,434	9,590	+2%	+4%	+7%
ADJUSTED OPERATING PROFIT
Risk	1,233	1,305	+6%	+9%	+10%
Scientific, Technical & Medical	981	1,035	+6%	+7%	+7%
Legal	381	415	+9%	+11%	+12%
Exhibitions	398	410	+3%	+7%	+9%
Print & print-related, and unallocated costs	206	177
RELX Group	3,199	3,342	+4%	+7%	+9%

Changes in RELX Group revenue and adjusted operating profit in GBP and at constant currency include print and print-related. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue and exhibition cycling. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding. Restatement of 2024 figures is explained on page 9.

RELX 2025 | Results 5

Operating and financial review

Risk

	Year ended 31 December
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	3,336	3,485	+4%	+7%	+8%
Adjusted operating profit	1,233	1,305	+6%	+9%	+10%
Adjusted operating margin	37.0%	37.4%

2024 results restated to reflect business area reporting changes

Strong fundamentals continuing to drive underlying revenue growth.

Underlying revenue growth of +8%. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.

Underlying adjusted operating profit growth was +10%, leading to an increase in adjusted operating margin.

In Business Services, strong growth continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales. We continue to expand our extensive, differentiated data assets, build out our global fraud infrastructure, and more deeply integrate advanced authentication and behavioural intelligence, to address the increasing complexity of risk decisioning for customers worldwide.

In Insurance, strong growth continues to be driven by further innovation and adoption of contributory databases and market-specific solutions, supported by positive market factors and strong new sales. We continue to extend our products across the insurance continuum, and across insurance lines, while adding data sources and analytics to enhance value for customers.

Specialised Industry Data Services growth continues to be led by Commodity Intelligence, and Government growth continues to be driven by analytics and decision tools.

2026 outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2025 | Results 6

Operating and financial review

Scientific, Technical & Medical

	Year ended 31 December
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	2,624	2,714	+3%	+5%	+5%
Adjusted operating profit	981	1,035	+6%	+7%	+7%
Adjusted operating margin	37.4%	38.1%

2024 results restated to reflect business area reporting changes

Development of analytics continuing to drive underlying revenue growth.

Underlying revenue growth of +5%. Good growth, with improving momentum, continues to be driven by the evolution of the business mix towards higher growth, higher value analytics and tools.

Underlying adjusted operating profit growth was +7%, resulting in an increase in adjusted operating margin.

In Databases, Tools & Electronic Reference, strong growth continues to be driven by higher value-add analytics and decision tools, with continued rollout, adoption and usage growth of our AI-enabled tools, such as Scopus AI and Sherpath AI. We continue to expand our solution sets, built on our industry-leading trusted content, with a series of new releases in 2026, the most recent of which is our next generation end-to-end AI-powered researcher solution, LeapSpace.

In Primary Research, good growth continues to be driven by volume growth, with article submissions growing very strongly across the portfolio.

Improving momentum is supported by the increasing pace of new product introductions, and strong new sales.

2026 outlook: We expect good to strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2025 | Results 7

Operating and financial review

Legal

	Year ended 31 December
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,718	1,806	+5%	+8%	+9%
Adjusted operating profit	381	415	+9%	+11%	+12%
Adjusted operating margin	22.2%	23.0%

2024 results restated to reflect business area reporting changes

Further improvement in underlying revenue growth driven by AI-enabled legal analytics and tools.

Underlying revenue growth of +9%, a further step up in growth from 2024. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Underlying adjusted operating profit growth of +12%, leading to a further improvement in adjusted operating margin.

In Law Firms & Corporate Legal, double-digit growth is being driven by the continued adoption of our core AI-enabled legal research and analytics platform and our integrated agentic legal assistant (Lexis+ AI and Protégé). Ongoing releases of new functionality, including General AI and Workflows, and deeper integration of our tools on our core platform with its comprehensive, verified legal content, is enabling us to increase our value-add and serve an increasing number of use cases.

In Government & Academic and News & Business, good growth continues to be driven by the further extension of analytics and decision tools.

Renewals and new sales are strong across all key segments.

2026 outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2025 | Results 8

Operating and financial review

Exhibitions

	Year ended 31 December
	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,239	1,186	-4%	-2%	+8%
Adjusted operating profit	398	410	+3%	+7%	+9%
Adjusted operating margin	32.1%	34.6%

Strong underlying revenue growth and profitability improvement.

Underlying revenue growth of +8%, reflecting the improved ongoing growth profile of our event portfolio. Reported revenue includes the effects of prior year disposals and event cycling.

Underlying adjusted operating profit growth of +9%, as we continue to manage underlying cost growth below underlying revenue growth, with margins now significantly above historical levels.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of our growing range of digital tools for both exhibitors and attendees at our face-to-face events.

2026 outlook: We expect continued strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

RELX 2025 | Results 9

Operating and financial review

Business area reporting changes

Our strategy is to develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments. These are now provided almost exclusively in electronic format with the proportion of group revenue from products in print format having reduced over the past 25 years from 64% to 4%. This print to electronic transition is now largely complete.

Going forwards, we will continue to ensure that print versions of our content remain available as a service to customers who still prefer this format, while we continue to proactively reduce our own involvement in print and print-related activities. Over the past two years, we have stepped up our efforts to do this through out-sourcing, joint ventures and targeted asset disposals.

Consistent with this, we are now managing and reporting print and print-related activities separately. We believe that this removes a management distraction and improves transparency of reporting.

Also, a small portfolio of commercial healthcare products, previously distributed by Scientific, Technical & Medical (STM), is now managed and distributed entirely in Risk. Accordingly, revenue, together with some associated profit, previously in STM, is now reported in Risk.

Prior period comparatives have been restated to reflect these reporting changes, with a restatement of revenue and adjusted operating profit for the year ended 31 December 2024 provided on page 25.

Revenue

Group underlying revenue growth was 7%, with all four business areas contributing to underlying growth. Risk continued to deliver strong growth, STM maintained its improved growth, Legal growth continued to improve and Exhibitions saw strong growth.

For print and print-related, in addition to the usual print format decline, the step up in actions we have taken over the past two years resulted in a step down in revenue to £399m (2024: £517m).

Disposals, exhibition cycling and the step down in revenue from print and print-related activities all combined to reduce group revenue by 3%. The impact of currency movements was to decrease group revenue by 2%. Total revenue was £9,590m (2024: £9,434m), up 2%.

Profit

Group underlying growth in adjusted operating profit was 9%, with all four business areas contributing to underlying growth.

The adjusted operating profit from print and print-related activities reduced to £185m (2024: £217m). Disposals and the reduction in profit contribution from print and print-related activities combined to reduce group adjusted operating profit by 2%. Currency effects decreased adjusted operating profit by 3%.

Total adjusted operating profit, was £3,342m (2024: £3,199m), up 4%. The overall adjusted operating margin improved by 0.9 percentage points to 34.8% (2024: 33.9%) driven by the underlying performance. EBITDA margin also improved, by 0.6 percentage points, to 40.1%.

Reported operating profit was £3,027m (2024: £2,861m) up 6%, slightly higher than the increase in adjusted operating profit due to lower amortisation of acquired intangible assets and acquisition and disposal related items.

RELX 2025 | Results 10

Operating and financial review

Adjusted net interest expense was £283m (2024: £296m), with the decrease reflecting lower average interest rates partly offset by higher average debt balances.

Adjusted profit before tax was £3,059m (2024: £2,903m), up 5%. Reported profit before tax was £2,750m (2024: £2,557m) up 8%, reflecting the improvement in reported operating profit and the lower interest expense.

The adjusted net interest expense and adjusted profit before tax exclude a charge of £5m (2024: nil) for the mark-to-market movement on cross currency interest rate swaps entered into as a hedge of foreign currency exposures, but for which hedge accounting cannot be applied (see ‘Debt’ below). They also exclude the net pension financing credit of £3m (2024: £1m charge).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates, was £248m (2024: £258m).

Acquisition and disposal related costs were £54m (2024: £69m), slightly lower than the prior year primarily due to lower acquisition activity.

The adjusted tax charge was £688m (2024: £652m). The adjusted effective tax rate was 22.5% (2024: 22.5%).

The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profit from joint ventures and associates is grossed up for our equity share of interest and taxation.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £672m (2024: £613m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to shareholders was £2,358m (2024: £2,241m), up 5%. Adjusted earnings per share was up 10% at constant currency, and after changes in exchange rates was up 7% at 128.5p (2024: 120.1p).

The reported net profit attributable to shareholders was £2,065m (2024: £1,934m), up 7%. Reported earnings per share was 112.6p (2024: 103.6p), up 9%.

RELX 2025 | Results 11

Operating and financial review

Cash flows

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Conversion of adjusted operating profit into cash
Adjusted operating profit	3,199	3,342
Depreciation and amortisation	525	504
EBITDA	3,724	3,846
Capital expenditure	(484)	(525)
Repayment of lease principal (net)*	(61)	(38)
Working capital and other items	(78)	18
Adjusted cash flow	3,101	3,301
Adjusted cash flow conversion	97%	99%

*Net of sublease receipts.

Adjusted cash flow was £3,301m (2024: £3,101m), up 6% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 99% (2024: 97%).

Capital expenditure was £525m (2024: £484m), including £504m (2024: £464m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.5% of revenue (2024: 5.1%) and excludes pre-publication costs of £102m (2024: £92m) that were capitalised as current assets and principal lease repayments of £38m (2024: £61m). Depreciation and other amortisation charged within adjusted operating profit was £504m (2024: £525m) and represented 5.3% of revenue (2024: 5.6%). This includes amortisation of internally developed intangible assets, largely capitalised development costs, of £352m (2024: £364m) and depreciation of property, plant and equipment of £26m (2024: £34m) which combined represent 3.9% (2024: 4.2%) of revenue.

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Free cash flow
Adjusted cash flow	3,101	3,301
Interest paid (net)	(251)	(261)
Cash tax paid*	(662)	(638)
Acquisition and disposal related items	(62)	(89)
Free cash flow before dividends	2,126	2,313
Ordinary dividends	(1,121)	(1,181)
Free cash flow post dividends	1,005	1,132

* Net of cash tax relief on acquisition and disposal related items and including cash tax impact of disposals.

Interest paid (net) was £261m (2024: £251m), increasing mainly as a result of the timing of payments. Tax paid of £638m (2024: £662m) was lower than the income statement charge, with the difference reflecting timing of tax payments.

Payments made in respect of acquisition and disposal related items amounted to £89m (2024: £62m).

Free cash flow before dividends was £2,313m (2024: £2,126m). Ordinary dividends paid to shareholders in the year, being the 2024 final dividend and 2025 interim dividend, amounted to £1,181m (2024: £1,121m). Free cash flow after dividends was £1,132m (2024: £1,005m).

RELX 2025 | Results 12

Operating and financial review

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Reconciliation of net debt
Net debt at 1 January	(6,446)	(6,563)
Free cash flow post dividends	1,005	1,132
Acquisitions: total consideration	(195)	(270)
Disposals: total consideration	95	11
Share repurchases	(1,000)	(1,500)
Purchase of shares by the employee benefit trust	(75)	(76)
Other*	7	(30)
Currency translation	46	95
Movement in net debt	(117)	(638)
Net debt at 31 December	(6,563)	(7,201)

* Includes share option exercise proceeds, leases, disposal and acquisition timing effects and pension deficit recovery payments

Total consideration on acquisitions completed in the year was £270m (2024: £195m). Cash spent on acquisitions was £260m (2024: £170m), reflecting timing of deferred consideration for past and current year acquisitions. Cash spent on venture capital investments was £42m (2024: £4m). Total consideration from disposals completed in the year was £11m (2024: £95m). Net cash inflow from disposals was £17m (2024: £46m).

Share repurchases in 2025 were £1,500m (2024: £1,000m) with a further £250m repurchased in 2026 as at 11 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £76m (2024: £75m). Proceeds from the exercise of share options were £42m (2024: £47m).

Debt

Net debt at 31 December 2025 was £7,201m, an increase of £638m since 31 December 2024. The majority of our borrowings are denominated in US dollars and euros. As sterling was stronger against the US dollar at 31 December 2025 compared to 31 December 2024, currency effects reduced net debt expressed in sterling. In US dollars, net debt at 31 December 2025 was $9,721m, an increase of $1,517m since 31 December 2024. As the euro was stronger against the US dollar at 31 December 2025 compared to 31 December 2024, currency effects increased net debt in US dollars. Excluding currency translation effects, net debt increased by £733m when expressed in sterling and by $968m when expressed in US dollars.

In March 2025, the Group entered into cross-currency interest rate swaps to increase its exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group’s earnings in those currencies, but the nature of the Group’s assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. The fair value movements in these instruments in each period will be included in reported net interest expense but excluded from adjusted net interest expense, and the total fair value at each reporting date will be included as part of net debt as defined by the Group. Of the $1.5bn of new term debt issued in the period (see ‘Liquidity’ below), $500m has been swapped from fixed rate US dollars to fixed rate euros for five or ten years, and $500m has been swapped from fixed rate US dollars to fixed rate Japanese yen for ten years.

RELX 2025 | Results 13

Operating and financial review

Gross debt of £7,267m (2024: £6,544m) is comprised of bank and bond borrowings of £7,170m (2024: £6,441m) and lease liabilities of £97m (2024: £103m). The fair value of derivative net liabilities designated as hedging instruments was £60m (2024: £140m), the fair value of cross-currency interest rate swap net liabilities not designated as hedging instruments was £5m (2024: nil), finance lease receivables totalled nil (2024: £2m) and cash and cash equivalents were £131m (2024: £119m). In aggregate, these give the net debt figure of £7,201m (2024: £6,563m).

The effective interest rate on gross bank and bond borrowings was 3.9% in 2025 (2024: 4.4%). As at 31 December 2025, gross bank and bond borrowings had a weighted average life remaining of 4.0 years and a total of 66% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.0x (2024: 1.8x), calculated in US dollars.

At 31 December 2025, there was a net positive pension accounting balance (pension assets less pension obligations) of £43m, compared to a net positive position of £21m as at 31 December 2024 as liabilities have reduced due to an increase in discount rates.

The Group and the Trustees of the main UK defined benefit pension scheme have completed the 2024 triennial valuation and no deficit funding contributions are required in the period 2025 to 2027. In the first half of 2025 it was announced that this scheme will be closed to future accrual of benefits with effect from 28 February 2027.

Liquidity

In March 2025, USD denominated term debt was issued of $750m with a fixed coupon of 4.75% and a maturity of 5 years and $750m with a fixed coupon of 5.25% and a maturity of 10 years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. During the year, the existing $3bn committed bank facility due to mature in April 2027 was refinanced and replaced with a new $3.5bn committed bank facility, maturing in November 2030 with the option to extend for two years. This facility provides security of funding for short-term debt, and remains undrawn.

Invested capital and returns

Net capital employed decreased by £249m to £10,322m at 31 December 2025 (2024: £10,571m), primarily due to changes in exchange rates, partly offset by the effect of acquisitions completed during the year and movements in working capital.

RELX 2025 | Results 14

Operating and financial review

The post-tax return on average invested capital in the year was 15.4% (2024: 14.8%). The increase was driven by growth in adjusted operating profit.

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Adjusted operating profit	3,199	3,342
Tax at adjusted effective rate	(720)	(752)
Adjusted effective tax rate	22.5%	22.5%
Adjusted operating profit after tax	2,479	2,590
Average invested capital*	16,743	16,799
Return on invested capital	14.8%	15.4%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax.

Dividends and share repurchases

The final dividend proposed by the Board is 48.0p per share. This gives total dividends for the year of 67.5p (2024: 63.0p), 7% higher than the prior year.

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividend each year.

During 2025, a total of 39.5m RELX PLC shares were repurchased at an average price of 3,797p. Total consideration for these repurchases was £1,500m. A further 1.9m (2024: 2.2m) shares were purchased by the Employee Benefit Trust. As at 31 December 2025, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,819.0m. A further 8.8m shares have been repurchased in 2026 as at 11 February.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Definitions and reconciliations of alternative performance measures together with restatement of certain measures can be found on page 31 and 32.

RELX 2025 | Results 15

Operating and financial review

Corporate Responsibility

We have set meaningful corporate responsibility objectives on our unique contributions to society, as well as sustainability issues more broadly, aligned with the United Nations Sustainable Development Goals (SDGs) to help advance this global agenda by 2030.

In 2025 our public corporate responsibility objectives included:

-	Deploying financial inclusion flagship models which allow lenders to more easily detect fraud and other high-risk consumer behaviour – In support of SDG 10 (Reduced Inequalities)
-	Partnering with Indian public health platform, Swasti, to equip frontline workers with knowledge and skills to address impact of extreme weather on human health – In support of SDG 3 (Good Health and Well-Being), SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action)
-	Updating the RELX Responsible AI Principles to keep pace with evolving technology – In support of SDG 8 (Decent Work and Economic Growth)
-	Increasing the number of suppliers that are RELX Supplier Code of Conduct signatories and using audits to ensure continuous improvement in supplier performance and compliance – In support of SDG 8 (Decent Work and Economic Growth)
-	Implementing new environment targets covering energy, waste and environmental management system – In support of SDG 13 (Climate Action)

Among the ways we have progressed our unique contributions in the year is to increase content on the free RELX SDG Resource Centre with a number of special issues, including for Earth Day and World Water Day, as well as leading research on philanthropy to coincide with our 2025 RELX SDG Inspiration Day, which brought together more than 800 corporate peers, employees, investors, youth and other stakeholders to discuss the role for philanthropy in bridging the SDG funding gap.

At the mid-year mark, we were ranked first in our sector with Sustainalytics and have maintained a AAA sustainability rating with MSCI for a tenth consecutive year.

Refer to page 35 for further information on 2025 key corporate responsibility data.

RELX 2025 | Results 16

Principal risks

PRINCIPAL RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect the Group for the financial year as summarised below.

●	Data privacy – In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.
●	Intellectual property rights – Our products and services include and utilise intellectual property and we rely on our commercial agreements as well as trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. Such intellectual property laws are subject to national legislative initiatives, cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate that could weaken such protections. There is a risk that our proprietary rights and copyright protections could be infringed or circumvented, including by companies leveraging technology tools and AI, which may impact demand for and pricing of our products and services.
●	Geopolitical, economic and market conditions – Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; economic cycles; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.
●	Evolution of primary research publishing – Maintaining quality and integrity in primary scientific research is core to our Scientific, Technical & Medical (STM) business. There is a risk that we may not detect some erroneous or fraudulent research papers that are submitted to our journals. In addition, payment models in scientific research publishing are evolving, with ‘pay-to-publish’ (commonly referred to as Open Access) becoming a larger share relative to ‘pay-to-read’. Rapid changes in customer choice, regulation, or technologies in this area could impact the revenue mix and growth in primary publishing.
●	Customer demand for our products – Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value-add information- based analytics and decision tools.

RELX 2025 | Results 17

Principal risks

●	Acquisitions – We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth, accelerated product development or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.
●	Cybersecurity – Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware, phishing and other social engineering attacks on us or our third-party service providers. Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently (including automated tools such as generative-AI assisted) and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

●	Face-to-face events – Face-to-face events are susceptible to economic cycles, changes in trading relations, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.
●	Supply chain dependencies – Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

●	Technology and business resilience – Our businesses are dependent on electronic platforms and networks, including our own and third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks, power sources or supporting infrastructure experience a significant failure or interruption.
●	Talent – The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop, and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain key employees with the right overall mix of skills in the group could adversely affect our business performance.

RELX 2025 | Results 18

Principal risks

●	Tax – Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws and tax rates that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.
●	Treasury – The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the Euro and the Yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short- and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

●	Pensions – We primarily operate defined contribution pension schemes around the world, but also have legacy defined benefit pension schemes in the United Kingdom and the United States. The UK defined benefit pension scheme has been closed to new hires since 2010 and will close to future benefit accruals in 2027. The US defined benefit pension scheme closed to future accruals in 2019. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.
●	Ethics – As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, use of artificial intelligence, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

RELX 2025 | Results 19

Condensed consolidated financial information

Condensed consolidated income statement

		Year ended 31 December
		2024	2025
	Note	GBPm	GBPm
Revenue	2	9,434	9,590
Cost of sales		(3,300)	(3,233)
Gross profit		6,134	6,357
Selling and distribution costs		(1,470)	(1,511)
Administration and other expenses		(1,846)	(1,863)
Share of results of joint ventures and associates		43	44
Operating profit		2,861	3,027
Finance income		6	12
Finance costs		(304)	(298)
Net finance costs		(298)	(286)
Disposals and other non-operating items		(6)	9
Profit before tax		2,557	2,750
Current tax		(607)	(726)
Deferred tax		(6)	54
Tax expense		(613)	(672)
Net profit for the period		1,944	2,078
Attributable to:
Shareholders		1,934	2,065
Non-controlling interests		10	13
Net profit for the period		1,944	2,078

		Year ended 31 December
Earnings per share		2024	2025
Basic earnings per share	3	103.6p	112.6p
Diluted earnings per share	3	103.1p	112.0p

Summary financial information is presented in US dollars on pages 33 and 34

RELX 2025 | Results 20

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

		Year ended 31 December
		2024	2025
	Note	GBPm	GBPm
Net profit for the year		1,944	2,078
Items that will not be reclassified to profit or loss:
Actuarial gains on defined benefit pension schemes	6	43	5
Tax on items that will not be reclassified to profit or loss		(11)	(3)
Total items that will not be reclassified to profit or loss		32	2
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		175	(438)
Fair value movements on cash flow hedges		11	55
Transfer to profit from cash flow hedge reserve		(20)	(36)
Tax on items that may be reclassified to profit or loss		3	(5)
Total items that may be reclassified to profit or loss		169	(424)
Other comprehensive income/(loss) for the year		201	(422)
Total comprehensive income for the year		2,145	1,656
Attributable to:
Shareholders		2,135	1,643
Non-controlling interests		10	13
Total comprehensive income for the year		2,145	1,656

RELX 2025 | Results 21

Condensed consolidated financial information

Condensed consolidated statement of cash flows

		Year ended 31 December
		2024	2025
	Note	GBPm	GBPm
Cash flows from operating activities
Cash generated from operations	5	3,521	3,735
Interest paid (including lease interest)		(257)	(274)
Interest received		6	13
Tax paid (net)		(662)	(638)
Net cash from operating activities		2,608	2,836
Cash flows from investing activities
Acquisitions		(170)	(260)
Purchases of property, plant and equipment		(20)	(21)
Expenditure on internally developed intangible assets		(464)	(504)
Purchase of investments		(4)	(42)
Gross proceeds from business disposals and sale of investments		74	30
Payments on business disposals		(28)	(13)
Dividends received from joint ventures and associates		37	40
Net cash used in investing activities		(575)	(770)
Cash flows from financing activities
Dividends paid to shareholders		(1,121)	(1,181)
Distributions to non-controlling interests		(9)	(15)
Increase in short-term bank loans, overdrafts and commercial paper		461	232
Issuance of term debt		711	1,125
Repayment of term debt		(1,017)	(621)
Repayment of leases		(63)	(40)
Receipts in respect of subleases		2	2
Acquisition of non-controlling interest		(1)	(19)
Repurchase of ordinary shares		(1,000)	(1,500)
Purchase of shares by Employee Benefit Trust		(75)	(76)
Proceeds on issue of ordinary shares		47	42
Net cash used in financing activities		(2,065)	(2,051)

(Decrease)/increase in cash and cash equivalents	5	(32)	15

Movement in cash and cash equivalents
At start of year		155	119
(Decrease)/increase in cash and cash equivalents		(32)	15
Exchange translation differences		(4)	(3)
At end of year		119	131

RELX 2025 | Results 22

Condensed consolidated financial information

Condensed consolidated statement of financial position

		As at 31 December
		2024	2025
	Note	GBPm	GBPm
Non-current assets
Goodwill		8,216	7,930
Intangible assets		3,164	3,072
Investments in joint ventures and associates		169	164
Other investments		92	131
Property, plant and equipment		82	72
Right-of-use assets		89	87
Other receivables		16	7
Deferred tax assets		84	75
Net pension assets	6	186	197
Derivative financial instruments		39	62
		12,137	11,797
Current assets
Inventories and pre-publication costs		331	311
Trade and other receivables		2,511	2,468
Derivative financial instruments		35	50
Cash and cash equivalents		119	131
		2,996	2,960
Total assets		15,133	14,757
Current liabilities
Trade and other payables		4,122	4,260
Derivative financial instruments		59	7
Debt	5	1,412	1,571
Taxation		119	153
Provisions		6	2
		5,718	5,993
Non-current liabilities
Derivative financial instruments		126	104
Debt	5	5,132	5,696
Deferred tax liabilities		473	405
Net pension obligations	6	165	154
Other payables		13	9
Provisions		2	6
		5,911	6,374
Total liabilities		11,629	12,367
Net assets		3,504	2,390
Capital and reserves
Share capital	7	272	264
Share premium		1,605	1,647
Shares held in treasury	7	(722)	(406)
Translation reserve		567	129
Other reserves		1,759	732
Shareholders’ equity		3,481	2,366
Non-controlling interests		23	24
Total equity		3,504	2,390

Approved by the Board of RELX PLC, on 11 February 2026.

RELX 2025 | Results 23

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

				Shares				Non-
		Share	Share	held in	Translation	Other	Shareholders’	controlling	Total
		capital	premium	treasury	reserve	reserves	equity	interests	equity
	Note	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
Balance at 1 January 2024		275	1,558	(553)	392	1,788	3,460	(21)	3,439
Total comprehensive income for the year		-	-	-	175	1,960	2,135	10	2,145
Dividends paid	4	-	-	-	-	(1,121)	(1,121)	(9)	(1,130)
Issue of ordinary shares, net of expenses		-	47	-	-	-	47	-	47
Repurchase of ordinary shares		-	-	(1,000)	-	-	(1,000)	-	(1,000)
Purchase of shares by the employee benefit trust		-	-	(75)	-	-	(75)	-	(75)
Cancellation of shares		(3)	-	853	-	(850)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	53	-	(53)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(44)	(44)	43	(1)
Balance at 1 January 2025		272	1,605	(722)	567	1,759	3,481	23	3,504
Total comprehensive income for the year		-	-	-	(438)	2,081	1,643	13	1,656
Dividends paid	4	-	-	-	-	(1,181)	(1,181)	(15)	(1,196)
Issue of ordinary shares, net of expenses		-	42	-	-	-	42	-	42
Repurchase of ordinary shares		-	-	(1,600)	-	-	(1,600)	-	(1,600)
Purchase of shares by the employee benefit trust		-	-	(76)	-	-	(76)	-	(76)
Cancellation of shares		(8)	-	1,930	-	(1,922)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	62	-	(62)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(22)	(22)	3	(19)
Balance at 31 December 2025		264	1,647	(406)	129	732	2,366	24	2,390

RELX 2025 | Results 24

Notes to the condensed consolidated financial information

1Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX 2025 Annual Report for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024 have been delivered to the Registrar of Companies and those for 2025 will be delivered following the Company’s Annual General Meeting convened for 23 April 2026.

The consolidated financial information in the annual report has been prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 145 to 186 of the RELX 2024 Annual Report. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2025. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2027.

In preparing the Group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the environmental impact of the group’s operations, and the use of the group’s products, is relatively low, no issues were identified that would impact the carrying values of such assets or have any other impact on the financial statements.

The consolidated financial statements are presented in pound sterling. Unless otherwise stated, all amounts in the financial statements are in millions of pounds. Differences in sub-totals in the financial statements may arise due to rounding adjustments applied during calculations. The symbols GBP and £ used throughout the financial statements relate to pound sterling. Summary consolidated financial information presented on pages 33 and 34 shows a simple translation of the Group’s condensed consolidated financial statements into US dollars and does not form part of these financial statements.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2025 have had a significant impact on the RELX accounting policies or reporting in the current year.

RELX 2025 | Results 25

Notes to the condensed consolidated financial information

1Basis of preparation (continued)

Business area reporting changes

From 2025, as described on page 9, revenue and profit for print and print-related activities are managed and reported separately from the four business areas. Consequently Risk, Sciencific, Technical & Medical and Legal now exclude print and print-related activities, consistent with financial information provided to the Board.

Also, a small portfolio of commercial healthcare products, previously reported in Scientific, Technical & Medical, is now reported in Risk. Accordingly revenue, together with some associated profit, previously in Scientific, Technical & Medical, is now reported in Risk.

Comparative figures have been restated as if the business areas had operated on this basis in the prior period.

The table below shows the reconciliation of revenue and adjusted operating profit as reported for the year ended 31 December 2024 to the restated amounts.

Year ended 31 December 2024

		Print &
	As	print -	Commercial
	reported	related	healthcare	Restated
Revenue	GBPm	GBPm	GBPm	GBPm
Risk	3,245	(7)	98	3,336
Scientific, Technical & Medical	3,051	(329)	(98)	2,624
Legal	1,899	(181)	-	1,718
Exhibitions	1,239	-	-	1,239
Print & print-related activities	-	517	-	517
Total revenue	9,434	-	-	9,434

Adjusted operating profit
Risk	1,228	(4)	9	1,233
Scientific, Technical & Medical	1,172	(182)	(9)	981
Legal	412	(31)	-	381
Exhibitions	398	-	-	398
Print & print-related activities	-	217	-	217
Unallocated central costs	(11)	-	-	(11)
Total adjusted operating profit	3,199	-	-	3,199

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX operates in four business areas: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical (STM) helps advance science and healthcare by combining high-quality, trusted scientific and medical information and data sets with innovative technologies to deliver critical insights that support better outcomes; Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics; and Exhibitions combines industry expertise, digital tools, and data to help customers connect in-person and online, discover new markets, source products, generate leads, and transact.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board, considered to be the Chief Operating Decision Maker. Prior period figures have been restated for the business area reporting changes detailed in note 1, with print and print-related now a separate reported segment.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 26.

RELX 2025 | Results 26

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Revenue

	Year ended 31 December
	Restated
	2024	2025
	GBPm	GBPm
Reported segment
Risk	3,336	3,485
Scientific, Technical & Medical	2,624	2,714
Legal	1,718	1,806
Exhibitions	1,239	1,186
Print & print-related activities	517	399
Total	9,434	9,590
Geographical Market
North America	5,495	5,595
Europe	2,025	2,000
Rest of world	1,914	1,995
Total	9,434	9,590
Analysis of Revenue by Type
Subscriptions	5,025	5,190
Transactional	4,409	4,400
Total	9,434	9,590

Adjusted operating profit

	Year ended 31 December
	Restated
	2024	2025
	GBPm	GBPm
Reported segment
Risk	1,233	1,305
Scientific, Technical & Medical	981	1,035
Legal	381	415
Exhibitions	398	410
Print & print-related, and unallocated costs*	206	177
Total	3,199	3,342

*Unallocated costs were a charge of £8m (2024: £11m)

The share of post-tax results of joint ventures and associates was £44m (2024: £43m). This comprised of profit/(loss) relating to Risk £(1)m (2024: nil), Scientific, Technical & Medical £1m (2024: nil), Legal £6m (2024: £7m) and Exhibitions £38m (2024: £36m).

Reconciliation of operating profit to adjusted operating profit

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Operating profit	2,861	3,027
Adjustments:
Amortisation of acquired intangible assets	258	248
Acquisition and disposal related items	69	54
Reclassification of tax in joint ventures and associates	12	14
Reclassification of finance income in joint ventures and associates	(1)	(1)
Adjusted operating profit	3,199	3,342

RELX 2025 | Results 27

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Depreciation and amortisation

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Amortisation of acquired intangible assets	258	248
Amortisation of internally developed intangible assets	364	352
Depreciation of property, plant and equipment	34	26
Depreciation of right-of-use assets	50	37
Amortisation of pre-publication costs	77	89
Total depreciation and other amortisation	525	504
Total depreciation and amortisation (including amortisation of acquired intangible assets)	783	752

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

	Year ended 31 December
	2024			2025
		Weighted			Weighted
	Net profit	average		Net profit	average
	attributable to	number		attributable to	number
	shareholders	of shares	EPS	shareholders	of shares	EPS
	GBPm	(millions)	(pence)	GBPm	(millions)	(pence)
Basic earnings per share	1,934	1,865.9	103.6p	2,065	1,834.4	112.6p
Diluted earnings per share	1,934	1,876.7	103.1p	2,065	1,843.5	112.0p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

4Dividends

Ordinary dividends declared and paid in the year ended 31 December 2025, in amounts per ordinary share, comprise: a final dividend for 2024 of 44.8p (2024: final dividend for 2023 of 41.8p) and an interim dividend for 2025 of 19.5p (2024: 18.2p), giving a total of 64.3p (2024: 60.0p).

The Directors of RELX PLC have proposed a final dividend for 2025 of 48.0p per ordinary share (2024: 44.8p), giving a total for the financial year of 67.5p per ordinary share (2024: 63.0p). The total cost of funding the proposed final dividend is expected to be £873m, for which no liability has been recognised at the statement of financial position date. The final dividend is subject to shareholder approval at the Company’s 2026 AGM. The final dividend if approved will be paid on 18 June 2026, with an ex-dividend date of 7 May 2026 and a record date of 8 May 2026. The Euro equivalent of the final dividend will be announced on 1 June 2026.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in pounds sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in pounds sterling. The closing date for dividend currency elections is 26 May 2026.

Dividend Reinvestment Plans for shares trading on London Stock Exchange and Euronext Amsterdam are available, which enable shareholders to elect to have their cash dividend payments used to purchase RELX PLC shares. Information can be found at www.relx.com

RELX 2025 | Results 28

Notes to the condensed consolidated financial information

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Operating profit	2,861	3,027
Share of results of joint ventures and associates	(43)	(44)
Amortisation of acquired intangible assets	258	248
Amortisation of internally developed intangible assets	364	352
Amortisation of pre-publication costs	77	89
Depreciation of property, plant and equipment	34	26
Depreciation of right-of-use assets	50	37
Share based remuneration	66	63
Total non-cash items	849	815
Increase in working capital	(146)	(63)
Cash generated from operations	3,521	3,735

Reconciliation of net debt

	Year ended 31 December
				Derivative financial	Cross-currency
		Cash and		instruments in fair	interest rate swaps	Finance
		cash		value hedging	not designated	lease
	2024	equivalents	Debt	relationships	as hedges	receivable	2025
	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
At start of year	(6,446)	119	(6,544)	(140)	-	2	(6,563)

(Decrease)/increase in cash and cash equivalents	(32)	15	-	-	-	-	15
Increase in short-term bank loans, overdrafts and commercial paper	(461)	-	(232)	-	-	-	(232)
Issuance of term debt	(711)	-	(1,125)	-	-	-	(1,125)
Repayment of term debt	1,017	-	621	-	-	-	621
Repayment of leases	61	-	40	-	-	(2)	38
Change in net debt resulting from cash flows	(126)	15	(696)	-	-	(2)	(683)
Borrowings in acquired businesses	-	-	(2)	-	-	-	(2)
Borrowings in disposed businesses	8	-	-	-	-	-	-
Remeasurement and derecognition of leases	(4)	-	(1)	-	-	-	(1)
Inception of leases	(32)	-	(35)	-	-	-	(35)
Fair value and other adjustments to debt and related derivatives	(9)	-	(77)	70	(5)	-	(12)
Exchange translation differences	46	(3)	88	10	-	-	95
At 31 December 2025	(6,563)	131	(7,267)	(60)	(5)	-	(7,201)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2025 | Results 29

Notes to the condensed consolidated financial information

5 Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

	Year ended 31 December
		Debt
		(excluding	Lease
	2024	leases)	liabilities	2025
	GBPm	GBPm	GBPm	GBPm
Within 1 year	1,412	1,541	30	1,571
Within 1 to 2 years	632	436	13	449
Within 2 to 3 years	424	696	13	709
Within 3 to 4 years	670	702	12	714
Within 4 to 5 years	762	1,056	9	1,065
After 5 years	2,644	2,739	20	2,759
After 1 year	5,132	5,629	67	5,696
Total	6,544	7,170	97	7,267

The total fair value of gross debt (excluding leases) as at 31 December 2025 was £7,192m (31 December 2024: £6,382m).

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2025 by a $3.5bn (£2.6bn) committed bank facility maturing in 2030. The committed bank facility was undrawn.

In March 2025, USD denominated term debt was issued of $750m with a fixed coupon of 4.75% and a maturity of 5 years and $750m with a fixed coupon of 5.25% and a maturity of 10 years.

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	Year ended 31 December
	2024	2025
	GBPm	GBPm
At start of period	(63)	21
Service cost	(4)	(2)
Net interest on net defined benefit balance	(1)	3
(Past service cost)/settlement credit	-	(1)
Contributions by employer	48	19
Actuarial gains	25	21
Exchange translation differences	(2)	(1)
Impact of asset ceiling	18	(17)
At end of period	21	43

The net pension balance comprises:

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Fair value of scheme assets	3,544	3,378
Defined benefit obligations of funded schemes	(3,348)	(3,154)
Net balance of funded schemes	196	224
Defined benefit obligations of unfunded schemes	(165)	(154)
Impact of asset ceiling	(10)	(27)
Overall net pension balance	21	43

RELX 2025 | Results 30

Notes to the condensed consolidated financial information

6Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Net pension assets recognised	186	197
Net pension obligations	(165)	(154)
Overall net pension balance	21	43

A net pension asset has been recognised in relation to the UK and US funded schemes after complying with the requirements of IAS 19 – Employee Benefits and IFRIC 14.

The Group and the Trustees of the main UK defined benefit pension scheme have completed the 2024 triennial valuation and no deficit funding contributions to the scheme are required in the period 2025 to 2027.

During the year, it was announced that the UK scheme will be closed to future accrual of benefits with effect from 28 February 2027. This resulted in a £5m accounting charge taken to operating profit.

7Share capital

	Year ended 31 December
	2024			2025
	Shares in			Shares in
	issue net of			issue net of
	treasury	Shares in	Treasury	treasury
	shares	issue	shares	shares
	(millions)	(millions)	(millions)	(millions)
Number of ordinary shares
At start of year	1,881.5	1,880.8	(24.9)	1,855.9
Issue of ordinary shares	2.9	2.2	-	2.2
Repurchase of ordinary shares	(28.9)	-	(39.5)	(39.5)
Net release of shares by the employee benefit trust	0.4	-	0.4	0.4
Cancellation of ordinary shares	-	(55.0)	55.0	-
At end of year	1,855.9	1,828.1	(9.0)	1,819.1

8Related party transactions

There have been no material related party transactions in the year ended 31 December 2025.

9 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

			Statement of
	Income statement		financial position
			31 December	31 December
	2024	2025	2024	2025
Euro to sterling	1.18	1.17	1.21	1.15
US dollar to sterling	1.28	1.32	1.25	1.35

RELX 2025 | Results 31

Alternative performance measures

Please see page 14 for further information on alternative performance measures used. Alternative performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of alternative performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2024	2025
	GBPm	GBPm
Operating profit	2,861	3,027
Amortisation of acquired intangible assets	258	248
Acquisition and disposal related items	69	54
Reclassification of tax in joint ventures and associates	12	14
Reclassification of net finance income in joint ventures and associates	(1)	(1)
Adjusted operating profit	3,199	3,342
Profit before tax	2,557	2,750
Amortisation of acquired intangible assets	258	248
Acquisition and disposal related items	69	54
Reclassification of tax in joint ventures and associates	12	14
Fair value movements on cross-currency interest rate swaps not designated as hedges[1]	-	5
Net interest on net defined benefit pension balance	1	(3)
Disposals and other non‑operating items	6	(9)
Adjusted profit before tax	2,903	3,059
Net interest expense	(298)	(286)
Fair value movements on cross-currency interest rate swaps not designated as hedges[1]	-	5
Net interest on net defined benefit pension balance	1	(3)
Net finance income in joint ventures and associates	1	1
Adjusted net interest expense	(296)	(283)
Tax charge	(613)	(672)
Deferred tax movements on goodwill and acquired intangible assets[2]	32	35
Other deferred tax credits from acquired intangible assets[3]	(56)	(55)
Tax on acquisition and disposal related items	(14)	(8)
Reclassification of tax in joint ventures and associates	(12)	(14)
Tax on net interest on net defined benefit pension balance	-	1
Tax on disposals and other non-operating items	11	26
Tax on fair value movements on cross-currency interest rate swaps not designated as hedges[1]	-	(1)
Adjusted tax charge	(652)	(688)
Net profit attributable to shareholders	1,934	2,065
Adjustments (post-tax):
Amortisation of acquired intangible assets	290	283
Other deferred tax credits from acquired intangible assets[3]	(56)	(55)
Acquisition and disposal related items	55	46
Fair value movements on cross-currency interest rate swaps not designated as hedges[1]	-	4
Net interest on net defined benefit pension balance	1	(2)
Disposals and other non‑operating items	17	17
Adjusted net profit attributable to shareholders	2,241	2,358
Cash generated from operations	3,521	3,735
Dividends received from joint ventures and associates	37	40
Purchases of property, plant and equipment	(20)	(21)
Expenditure on internally developed intangible assets	(464)	(504)
Payments in relation to acquisition and disposal related items	62	89
Pension recovery payment	26	-
Repayment of lease principal	(63)	(40)
Sublease payments received	2	2
Adjusted cash flow	3,101	3,301
1	Excludes fair value movements on cross-currency interest rate swaps not designated as hedges and the adjusted tax charge excludes the tax on these movements. In the prior year there were no such movements.
2	The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.
3	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX 2025 | Results 32

Alternative performance measures (continued)

Adjusted earnings per share

Year ended 31 December
	2024			2025
	Adjusted	Weighted		Adjusted	Weighted
	net profit	average		net profit	average
	attributable to	number	Adjusted	attributable to	number	Adjusted
	shareholders	of shares	EPS	shareholders	of shares	EPS
	GBPm	(millions)	(pence)	GBPm	(millions)	(pence)
Adjusted earnings per share	2,241	1,865.9	120.1p	2,358	1,834.4	128.5p

Restatement of certain alternative performance measures

APMs used are calculated on the same basis as described in the prior year with the exception of the following which have been refined following the change in segmental reporting.

Underlying growth

Underlying revenue growth rates are calculated at constant currency and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, and exhibition cycling. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates. Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.

The restated reconciliations for underlying revenue growth and underlying adjusted operating profit growth are:

Revenue growth

Year ended 31 December 2024	As reported	Restated	As reported	Restated
	GBPm	GBPm	%	%
Components of reported revenue growth:
Underlying revenue growth	569	600	+7%	+7%
Exhibitions cycling	69	69
Acquisitions	15	15
Disposals	(89)	(66)
Print & print-related activities	-	(54)
Total revenue growth at constant currency	564	564	+6%	+6%
Currency effect	(291)	(291)
Revenue growth	273	273	+3%	+3%

Adjusted operating profit growth

Year ended 31 December 2024	As reported	Restated	As reported	Restated
	GBPm	GBPm	%	%
Components of adjusted operating profit growth:
Underlying adjusted operating profit growth	287	294	+10%	+11%
Acquisitions	2	2
Disposals	(12)	7
Print & print-related activities	-	(26)
Total adjusted operating profit growth at constant currency	277	277	+9%	+9%
Currency effect	(108)	(108)
Adjusted operating profit growth	169	169	+6%	+6%

In the business areas the effect of the restatement is immaterial to Risk and Exhibitions and increases 2024 underlying revenue growth for each of Scientific, Technical & Medical and Legal by approximately 1%.

RELX 2025 | Results 33

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 9 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

	Year ended 31 December
				Change at
Adjusted figures	2024	2025	Change in	constant	Underlying
	USDm	USDm	USD	currency	growth
Revenue	12,076	12,659	+5%	+4%	+7%
EBITDA	4,767	5,077
Operating profit	4,095	4,411	+8%	+7%	+9%
Operating margin	33.9%	34.8%
Net interest expense	(379)	(374)
Profit before tax	3,716	4,038
Tax charge	(835)	(908)
Net profit attributable to shareholders	2,868	3,113
Cash flow	3,969	4,357
Cash flow conversion	97%	99%
Return on invested capital	14.8%	15.4%
Earnings per share	$1.537	$1.697	+10%	+10%

Reported figures	2024	2025	Change in
	USDm	USDm	USD
Revenue	12,076	12,659	+5%
Operating profit	3,662	3,996	+9%
Net interest expense	(381)	(378)
Profit before tax	3,273	3,630
Tax charge	(785)	(887)
Net profit attributable to shareholders	2,476	2,726
Net margin	20.5%	21.5%
Cash generated from operations	4,507	4,930
Net debt[1]	8,204	9,721
Basic earnings per share	$1.327	$1.486	+12%
1.	Statement of financial position exchange rates have been used to translate net debt. All other figures have been translated using the income statement exchange rates.

RELX 2025 | Results 34

Business area analysis in US dollars

	Restated 2024 USDm	2025 USDm	Change in USD	Change at constant currency	Underlying growth
REVENUE
Risk	4,270	4,600	+8%	+7%	+8%
Scientific, Technical & Medical	3,359	3,582	+7%	+5%	+5%
Legal	2,199	2,384	+8%	+8%	+9%
Exhibitions	1,586	1,566	-1%	-2%	+8%
Print & print-related activities	662	527
RELX Group	12,076	12,659	+5%	+4%	+7%
ADJUSTED OPERATING PROFIT
Risk	1,578	1,722	+9%	+9%	+10%
Scientific, Technical & Medical	1,256	1,366	+9%	+7%	+7%
Legal	488	548	+12%	+11%	+12%
Exhibitions	509	541	+6%	+7%	+9%
Print & print-related, and unallocated costs	264	234
RELX Group	4,095	4,411	+8%	+7%	+9%

RELX 2025 | Results 35

2025 Key Corporate Responsibility Data

	2021	2022	2023	2024	2025

Revenue (GBPm)	7,244	8,553	9,161	9,434	9,590

People
Number of full-time equivalent employees (year-end)	33,500	35,700	36,500	36,400	37,600
Percentage of women employees (%)^	50	50	51	51	51
Percentage of women managers (%)^	44	44	45	46	46
Percentage of women senior leaders (%)[1]^	30	31	31	32	31
Percentage of ethnic minority US/UK managers (%)^	19	19	20	21	22
Percentage of ethnic minority US/UK senior leaders (%)[1]^	10	12	15	17	19

Community[2]
Total cash and in-kind donations (products, services and time (GBPm))^	10	12	12	12	11
Market value of cash and in-kind donations (GBPm)^	21	23	23	23	20
Percentage of employees volunteering (%)[3]^	32	36	36	37	38
Total number of days volunteered in company time^	10,362	12,830	16,529	16,149	14,782

Health and safety (lost time)[4]
Incident rate (cases per 1,000 employees)^	0.07	0.17	0.30	0.15	0.19
Frequency rate (cases per 200,000 hours worked)^	0.01	0.02	0.03	0.02	0.02
Severity rate (lost days per 200,000 hours worked)^	0.02	0.36	0.41	0.25	0.28
Number of lost time incidents (>1 day)^	2	5	9	5	7

Socially Responsible Suppliers (SRS)
Number of key suppliers on SRS database[5]^	359	724	796	914	954
Number of independent external audits[6]^	111	119	125	137	140
Number of signatories to the Supplier Code of Conduct^	3,670	4,467	5,322	6,056	6,586

Environment[8]
Total on-site energy (MWh)^	125,095	117,997	110,750	89,745	55,977
Renewable electricity purchased (MWh)[9]^	105,793	98,013	92,621	77,412	50,281
Percentage of electricity from renewable sources (%)[9]^	100	100	100	100	100
Waste sent to landfill (t)[10]^	150	73	45	44	32
Percentage of waste diverted from landfill (%)[10]^	93	97	97	97	96
Water usage (m3)^	183,575	156,734	142,374	134,716	111,810

Climate change (tCO2e)⁸
Scope 1 (direct) emissions^	5,644	5,211	4,317	2,703	1,966
Scope 2 (location-based) emissions^	44,051	37,270	36,616	29,989	19,500
Scope 2 (market-based) emissions^	8,321	8,952	8,598	6,971	5,294
Scope 3 (flights) Cirium's EmeraldSky flight emissions methodology¹¹^	3,402	15,879	16,999	19,172	23,826
Scope 1 + Scope 2 (location-based) emissions^	49,695	42,481	40,933	32,692	21,466
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	53,097	58,360	57,932	51,864	45,292
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	17,367	30,042	29,914	28,846	31,086

Paper
Production paper (t)^	40,910	28,466	22,561	18,949	16,927
Sustainable content (%)[12]^	98	99	100	100	100

SDG Resource Centre
Unique users^	133,832	155,082	220,815	303,837	352,391
New content items^	970	658	822	973	935

1	We define senior leaders as colleagues with a management grade of 17 and above.

2 Reporting period for Community metrics covers 12 months from December 2024 to November 2025.

RELX 2025 | Results 36

2025 Key Corporate Responsibility Data

3

All Group employees can take up to two days off per year, coordinated with line managers, to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using volunteering hours, as well as those who participated in other Company-sponsored volunteer activities.

4	Accident reporting covers approximately 98% of employees.
5	Key suppliers on the SRS list changes year-on-year based on our business needs and changes in country risk designations.

6 RELX utilises a third-party audit platform, which allows sharing of supplier audits across the platform.

7	Signatories to the RELX Supplier Code of Conduct include suppliers who have signed the Supplier Code and suppliers with an equivalent code.
8	Climate change and environmental data (carbon, energy, water, waste) covers the calendar year.
9

We purchase renewable electricity on green tariffs at locations in the UK and Europe. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of any non-renewable electricity consumed outside of the US, which for 2025 is 19% of electricity. Only location-based emissions factors are applied on this portion of non-US electricity consumption.

10

Waste sent to/ diverted from landfill from reporting locations excluding estimates from non-reporting locations. In the year, the coverage of waste reporting locations represented 70% of FTEs (74% in 2024).

11	Covers all flights booked through our corporate travel partner in the calendar year. Uses the proprietary Cirium fuel-derived methodology EmeraldSky.

12 Percentage of paper graded as known and responsible sources by the Book Chain Project or certified to Forest Stewardship Council (FSC) or the Programme for the Endorsement of Forest Certification (PEFC). Includes less than 0.1% of paper not yet graded or certified.

^ Independently assured. See Independent Assurance Statement.

RELX 2025 | Results 37

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people, around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £37bn/€42bn/$50bn.

The RELX 2025 Annual Report is expected to be available on the RELX website at www.relx.com from 19 February 2026. Copies of the RELX 2025 Annual Report are expected to be posted to shareholders of RELX PLC on or around 6 March 2026. Copies of the 2025 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom